Exhibit 21

SUBSIDIARIES OF THE REGISTRANT

Unisys Corporation, the registrant, a Delaware company, has no parent. The registrant has the following subsidiaries:

Name of Company	State or Other Jurisdiction Under the Laws of Which Organized
Unisys Brasil Ltda.	Brazil
Unisys Limited	United Kingdom
Unisys Funding Corporation I	Delaware
Intelligent Processing Solutions Limited	United Kingdom

The names of certain subsidiaries are omitted from the above list; such subsidiaries, considered in the aggregate as a single subsidiary, would not constitute a significant subsidiary.